EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the three months ended December 31, 2004

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	December 31 2004 $	September 30 2004 $
Assets		
Current		
Cash and Marketable Securities	402,000	275,000
Accounts Receivable	689,000	2,221,000
Inventories	--	1,648,000
Prepaid Expenses	55,000	128,000
	1,146,000	4,272,000
Capital Assets (note 2)	1,488,000	2,498,000
Long-term Investments	96,000	96,000
Other	--	182,000
	2,730,000	7,048,000
Liabilities and Shareholders' Equity		
Current		
Bank Indebtedness	--	1,847,000
Accounts Payable and Accrued Liabilities	2,186,000	5,103,000
Deferred Revenue	235,000	333,000
Current Portion of Long-term Debt	293,000	500,000
	2,714,000	7,783,000
Long-term Debt	32,000	347,000
Non-Controlling Interest	-295,000	-4,356,000
Shareholders' Equity		
Share Capital	43,297,000	43,297,000
Retained Earnings (Deficit)	-43,018,000	-40,023,000
	279,000	3,274,000
	2,730,000	7,048,000

On Behalf of the Board:

"Gerry Racicot" Director
Gerry Racicot

"Jason Moretto" Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the three months ended December 31	2004 (Current Quarter) $	2004 (Year-to-Date) $	2003 (Current Quarter) $	2003 (Year-to-Date) $
Sales	1,513,000	1,513,000	4,415,000	4,415,000
Cost of Sales	1,365,000	1,365,000	3,435,000	3,435,000
Gross Margin	148,000	148,000	980,000	980,000
Expenses				
Selling, General and Administrative	701,000	701,000	1,490,000	1,490,000
Amortization of Capital Assets	73,000	73,000	87,000	87,000
Amortization of Goodwill and Other Assets	--	--	23,000	23,000
Interest on Long-term Debt	29,000	29,000	103,000	103,000
Other Interest and Bank Charges	20,000	20,000	27,000	27,000
Discontinued Operations (Net)	84,000	84,000	21,000	21,000
	907,000	907,000	1,751,000	1,751,000
Income (Loss) from Operations	-759,000	-759,000	-771,000	-771,000
Other Income	--	--	134,000	134,000
Income before Taxes	-759,000	-759,000	-637,000	-637,000
Provision for Income Taxes - Future	--	--	-19,000	-19,000
Income before Non-controlling Interest	-759,000	-759,000	-618,000	-618,000
Non-controlling Interest	-86,000	-86,000	-72,000	-72,000
Non-recurring Items	-2,322,000	-2,322,000	--	--
Net Income (Loss) for the Period	-2,995,000	-2,995,000	-546,000	-546,000
Retained Earnings (Deficit), Beginning of Period	-40,023,000	-40,023,000	-33,743,000	-33,743,000
Retained Earnings (Deficit), End of Period	-43,018,000	-43,018,000	-34,289,000	-34,289,000
Earnings Per Share:				
Excluding Non-recurring Items:				
Basic	-0.02	-0.02	-0.01	-0.01
Diluted	-0.02	-0.02	-0.01	-0.01

Including Non-recurring Items:

Basic	-0.08	-0.08	-0.01	-0.01
Diluted	-0.08	-0.08	-0.01	-0.01

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the three months ended December 31	2004 (Current Quarter) $	2004 (Year-to-Date) $	2003 (Current Quarter) $	2003 (Year-to-Date) $
Operating Activities				
Net Income (Loss) for the Period	-673,000	-673,000	-546,000	-546,000
Items not Involving Cash				
Loss on Non-Recurring Items	-2,322,000	-2,322,000	--	--
Provision for Income Taxes - Future	--	--	-19,000	-19,000
Amortization	73,000	73,000	110,000	110,000
	-2,922,000	-2,922,000	-455,000	-455,000
Changes in Non-cash Operating Accounts				
Accounts Receivable	1,532,000	1,532,000	234,000	234,000
Inventories	1,648,000	1,648,000	-151,000	-151,000
Prepaid Expenses	73,000	73,000	-70,000	-70,000
Accounts Payable	-2,917,000	-2,917,000	249,000	249,000
Deferred Revenue	-98,000	-98,000	--	--
Non-controlling Interest	0	0	-86,000	-86,000
	-2,684,000	-2,684,000	-279,000	-279,000
Investment Activities				
Sale (Purchase) of Capital Assets	1,010,000	1,010,000	-147,000	-147,000
Long-term Investments	0	0	5,000	5,000
Goodwill and Other Assets	182,000	182,000	33,000	33,000
	1,192,000	1,192,000	-109,000	-109,000
Financing Activities				
Operating Line of Credit	-1,847,000	-1,847,000	31,000	31,000
Long-term Debt	-565,000	-565,000	240,000	240,000
Non-controlling Interest	4,061,000	4,061,000	715,000	715,000
Common Shares Issued	0	0	84,000	84,000
	1,649,000	1,649,000	1,070,000	1,070,000
Net Cash Flows for the Period	157,000	157,000	682,000	682,000
Cash and Cash Equivalents, Beginning of Period	245,000	245,000	1,027,000	1,027,000

Cash and Cash Equivalents, End of Period	402,000	402,000	1,709,000	1,709,000
Cash and Cash Equivalents Represented By:				
Cash and Marketable Securities	402,000	402,000	1,709,000	1,709,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2004

1. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2004. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2004.

2. Capital Assets:

	$
Balance per September 30, 2004 financial statements	2,498,000
Additions (Deletions), Discontinued Operations	-937,000
Amortization provided for three months	-73,000
Balance - December 31, 2004	1,488,000

3. Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc. ("ADH"), the operating company of the segment, were sold for cash.

The Company has reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net Inc. to the non-controlling shareholders for a nominal amount. The purchasers will assume all of the outstanding liabilities of EigerNet Inc. as at July 31, 2004.

On December 15, 2004, K-Tronik International Corp.entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

Operating results for K-Tronik for the current quarter are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings.

4. Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. ("Onlinetel") to Newlook Industries Corp. ("Newlook") in exchange for 12,727,273 common shares of Newlook. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel.   As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns approximately 90% of the common shares of Newlook.